UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-35400

Just Energy Group Inc.
(Translation of registrant's name into English)

100 King Street West, Suite 2630
Toronto, Ontario M5X 1E1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Incorporation by Reference

Exhibit 99.3 included with this report on Form 6-K is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-7 (File No. 333-239994) of Just Energy Group Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Just Energy Group Inc.
(Registrant)

Date: August 26, 2020	By:	/s/ Jonah T. Davids
	Name:	Jonah T. Davids
	Title:	EVP, General Counsel and Corporate Secretary

Exhibit Index

Exhibit Number	Description of Document

99.1	Plan of Arrangement, dated August 25, 2020

99.2	Blackline of the Plan of Arrangement, dated August 25, 2020, against the Plan of Arrangement, dated July 17, 2020

99.3	Material Change Report, dated August 26, 2020

99.4	Support Agreement Supplement, dated August 25, 2020, among Just Energy Group Inc., Sagard Credit Partners, LP, Sagard Credit Partners (Cayman), LP, LVS III SPE XV LP, TOCU XVII LLC, HVS XVI LLC and OC II LVS XIV LP.

99.5	Support Agreement, dated August 25, 2020, among Just Energy Group Inc. and certain holders of convertible debentures of Just Energy Group Inc. named therein

99.6	Fairness Opinion of BMO Nesbitt Burns Inc., dated August 25, 2020